May 15, 2023
Vancouver, British Columbia

Wheaton Precious Metals Publishes
2022 Sustainability Report Highlighting Commitment to Progress

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the publication of its 2022 Sustainability Report (the "report").

"At Wheaton, we recognize the responsibility we have to positively contribute to our communities and support industry best practices in ESG," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "We believe that sustainability is a journey that requires an unwavering commitment to progress, and we can only succeed by doing this together. I am incredibly proud of Wheaton's performance and continued leadership in ESG."

Report Highlights

The 2022 report is a comprehensive review of Wheaton's performance in environmental, social and governance ("ESG") topics including:

ESG Strategy & Governance:
- Progress updates on Wheaton's ESG strategy, targets and commitments.
- Updated materiality assessment using a 'double materiality' approach.
- Established a sustainability linked element in connection with the revolving credit facility.

Environment:
- Expanded information on the pathway to achieve net zero carbon emissions by 2050[1] and progress to date on this topic, with a focus on Scope 3 financed emissions.
- 68% of 2021 Scope 3 financed emissions covered by emissions reductions targets aligned to 2°C or less.

Diversity, Equity and Inclusion:
- Achieved target of 30% female Board members two years early.
- Set a new goal to increase the percentage of gender diversity and visible minorities at Wheaton, inclusive of leadership, and advance diversity and inclusion initiatives.

Community Investment Program:
- Over $5.9 million distributed throughout the year in support of over 100 charitable causes and initiatives around the world.
- Over $38 million in contributions to local charities and mining communities since inception of the Community Investment Program in 2009.

Investment Decisions and Due Diligence:
- 100% of new streaming agreements in 2022 screened for ESG issues and risks.
- 85% of Wheaton's mining partners are committed to implementing one or more industry sustainability standards, representing 89% of attributable 2022 production.

Recognition:
- 'ESG Industry Top-Rated' in precious metals and 'ESG Global 50 Top Rated' out of over 15,000 multi-sector companies by Sustainalytics, 'AA' rated by MSCI and 'Prime' rated by ISS.

- Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights.
- Achieved a B score on CDP's Climate Change Questionnaire.

Information and data in Wheaton's 2022 Sustainability Report was informed by the Sustainability Accounting Standards Board ("SASB"), Global Reporting Initiative ("GRI") and the Task Force on Climate-Related Financial Disclosures ("TCFD"). A separate TCFD-aligned Climate Change Report will be released later this year and will include detailed climate-related disclosures.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

Endnotes
[1] Net zero includes emissions reductions in line with a 1.5°C trajectory across Scopes 1, 2 and 3. Achievement of net zero may include the use of offsets for residual emissions in 2050.

For further information, please contact:

Patrick Drouin
Senior Vice President, Sustainability and Investor Relations

Simona Antolak
Senior Director, Communications and Corporate Affairs

Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

Cautionary Note Regarding Forward Looking-Statements

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to ESG commitments by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to climate change, environmental, social and governance matters, the ability to achieve ESG commitments and goals at both Wheaton and the Mining Operations and other risks discussed in the section entitled

"Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com and Wheaton's Form 40-F for the year ended December 31, 2022 filed March 31, 2023 on file with the U.S. Securities and Exchange Commission on EDGAR and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2022, available on SEDAR and in Wheaton's Form 6-K filed March 9, 2023. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that ESG commitments and goals at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and possible domestic audits for taxation years subsequent to 2016 and international audits.